

November 18, 2020

<u>Via Federal Express</u>

Ms. Jeanette Marshall
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 7010
Washington, DC 20549-0001

Re: ***Cboe BYX Exchange, Inc.***
          Form 1 Amendment

Dear Ms. Marshall:

On behalf of Cboe BYX Exchange, Inc. (the "Exchange"), and in connection with the Cboe Form 1 that is on file with the Securities and Exchange Commission ("Commission"), enclosed please find one original and two copies of the Execution Page to Form 1 as well as the following exhibit[1]:

- Exhibit C (updated to reflect list of Directors and Committee Members);

This amendment is filed in accordance with SEC Rule 6a-2 and is intended to replace Exhibit C currently on file with the Commission. Please do not hesitate to contact me if you have any questions or require anything further.

Sincerely,

Kyle Murray

Kyle Murray
VP, Associate General Counsel
913-815-7121
Signature executed at 1:00pm on 11/18/20

Enclosures

---

[1] See Attachment for a comprehensive list of updates to Exhibit C

Attachment

Summary of changes made to Exhibit C:

- The name of TCM Corp. was changed to MATCHNow GP ULC
    - o This entity changed jurisdiction from Nova Scotia to British Columbia
    - o This entity changed addresses

Based upon relief from the Commission staff and difficulties arising from COVID-19, we are making this filing without notarization. This document has been signed electronically.

Form 1 Page 1 Execution Page	**U.S. SECURITIES AND EXCHANGE COMMISSION** **WASHINGTON, D.C. 20549** **APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**	Date filed (MM/DD/YY) **11/18/20**	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action.


INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS
MAY CONSTITUTE CRIMINAL VIOLATIONS


☐ APPLICATION   ☒ AMENDMENT

1. State the name of the applicant: Cboe BYX Exchange, Inc.

2. Provide the applicant's primary street address (Do not use a P.O. Box):
    400 South LaSalle Street
    Chicago, Illinois 60605

    20014612

3. Provide the applicant's mailing address (if different):

4. Provide the business telephone and facsimile number:
    (913) 815-7000   (913) 815-7119
    (Telephone)   (Facsimile)

5. Provide the name, title and telephone number of a contact employee:
    Kyle Murray   VP, Associate General Counsel, Cboe BYX Exchange, Inc.   (913) 815-7121
    (Name)   (Title)   (Telephone Number)

6. Provide the name and address of counsel for the applicant:
    Pat Sexton
    400 S. LaSalle Street
    Chicago, IL 60605

7. Provide the date that applicant's fiscal year ends: December 31

8. Indicate legal status of the applicant: _X_ Corporation   _____ Sole Partnership   _____ Partnership
    _____ Limited Liability Company   _____ Other (specify): _____

    If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
    (a) Date (MM/DD/YY): 11/01/07 (b) State/Country of formation: Delaware/United States of America
    (c) Statute under which applicant was organized: General Corporation Law of the State of Delaware

EXECUTION:

The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statement contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true and complete.

Date: 11/18/20   Cboe BYX Exchange, Inc.
        (MM/DD/YY)   (Name of Applicant)

By: *Kyle Murray* [signature executed at 1:00pm on 11/18/20]   Kyle Murray, VP, Associate General Counsel
    (Signature)   (Printed Name and Title)

Subscribed and sworn before me this _see header_ day of _see header_ , _see header_ by _see header_
                                                (Month)   (Year)   (Notary Public)

My Commission expires ___see header_____   County of __see header___   State of see header


This page must always be completed in full with original, manual signature and notarization.

Affix notary stamp or seal where applicable.


Exhibit C

Exhibit Request:

For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1. Name and address of organization.

2. Form of organization (e.g., association, corporation, partnership, etc.).

3. Name of state and statute citation under which organized. Date of incorporation in present form.

4. Brief description of nature and extent of affiliation.

5. Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.

6. A copy of the constitution.

7. A copy of the articles of incorporation or association including all amendments.

8. A copy of existing by-laws or corresponding rules or instruments.

9. The name and title of the present officers, governors, members of all standing committees or persons performing similar functions.

10. An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.

Response: Please see below responses for the following entities:

A.   Bats Global Markets Holdings, Inc.

1.   *Name*: Bats Global Markets Holdings, Inc.
        Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2.   *Form of organization*: Corporation.

3.   *Name of state, statute under which organized and date of incorporation*:
        Incorporated in Delaware under Section 101 of the General Corporation Law of
        the State of Delaware on June 29, 2007.

4.   *Brief description of nature and extent of affiliation*: Cboe Bats, LLC owns 100%
        of the membership interests of Bats Global Markets Holdings, Inc. Bats Global
        Markets Holdings, Inc. is the Exchange's 100% owner.

5.   *Brief description of business or functions*: Bats Global Markets Holdings, Inc. is
        an intermediate holding company.

6.   *Copy of constitution*: Not applicable.

7.   Copy of articles of incorporation or association and amendments: No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees
        and persons performing similar functions*:

        Current Directors
        • Ed Tilly
        • Brian Schell

        Current Officers
        • Ed Tilly (President and Chief Executive Officer)
        • Jen Browning (Vice President)
        • Jill Griebenow (Vice President)
        • Bryan Harkins (Vice President)
        • Chris Isaacson (Vice President)
        • Jackie Hancock (Vice President and Controller)
        • Emily Mitchell (Vice President)
        • Brian Schell (Treasurer)
        • J. Patrick Sexton (Secretary)

10.   *Indication of whether such business or organization ceased to be associated with
        the applicant during previous year*: Not applicable.

B.   **Direct Edge LLC**

1.   *Name*: Direct Edge LLC
       Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2.   *Form of organization*: Limited Liability Company.

3.   *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on December 31, 2014. Was converted from Direct Edge, Inc., a Delaware corporation, on December 31, 2014.

4.   *Brief description of nature and extent of affiliation*: Cboe Bats, LLC owns 100% of the membership interests of Direct Edge LLC.

5.   *Brief description of business or functions:* Direct Edge LLC is an intermediate holding company. Direct Edge LLC is the sole shareholder of Cboe EDGA Exchange, Inc. and Cboe EDGX Exchange, Inc.

6.   *Copy of constitution*: Not applicable.

7.   Copy of articles of incorporation or association and amendments: No changes.

8.   Copy of existing by-laws or corresponding rules or instruments: No changes.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

       Current Directors
       • None

       Current Officers
       • Ed Tilly (President and Chief Executive Officer)
       • Jill Griebenow (Vice President)
       • Bryan Harkins (Vice President)
       • Chris Isaacson (Vice President)
       • Jackie Hancock (Vice President and Controller)
       • Emily Mitchell (Vice President)
       • Brian Schell (Treasurer)
       • J. Patrick Sexton (Secretary)

10.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

C.   Cboe BZX Exchange, Inc.

1.   *Name*: Cboe BZX Exchange, Inc.
        Address: 400 South LaSalle Street, Chicago, Illinois 60605

2.   *Form of organization*: Corporation.

3.   *Name of state, statute under which organized and date of incorporation*:
        Incorporated in Delaware under Section 101 of the General Corporation Law of
        the State of Delaware on November 1, 2007.

4.   *Brief description of nature and extent of affiliation*: Cboe BZX Exchange, Inc. is
        wholly-owned by Bats Global Markets Holdings, Inc., which is also the
        Exchange's 100% owner.

5.   *Brief description of business or functions*: Cboe BZX Exchange, Inc. operates as
        a registered national securities exchange pursuant to Section 6 of the Act.

6.   *Copy of constitution*: Not applicable.

7.   Copy of articles of incorporation or association and amendments: No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees
        and persons performing similar functions*:

        Current Directors
        • Ed Tilly
        • Bruce Andrews
        • Kevin Murphy
        • Jill Sommers
        • David Roscoe
        • Scott Wagner

        Current Officers
        • Ed Tilly (President and Chief Executive Officer)
        • Alexandra Albright (SVP, Chief Compliance Officer)
        • Jen Browning (VP, Head of Human Resources)
        • Kevin Carrai (VP, Market Data and Access Services)
        • Cole Chmielewski (Vice President, Operations)
        • Catherine Clay (SVP, Information Solutions)
        • Gary Compton (VP, Communications)
        • Jeff Connell (VP, Deputy Chief Regulatory Officer)
        • Brent Coonrod (VP, Software Engineering)
        • Arianne Criqui (SVP, Head of Options and Business Development)
        • Eric Crampton (SVP, CTO)

- Gina DeRaimo (VP, Derivatives Institute)
- John Deters (EVP, Chief Strategy Officer & Head Multi-Asset Solutions)
- Laura Dickman (VP, Associate General Counsel)
- James Enstrom (SVP, & Chief Audit Exec)
- Angelo Evangelou (SVP, Chief Policy Officer)
- Todd Furney (VP, Chief Risk Officer)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebnow (SVP & Chief Accounting Officer)
- Jackie Hancock (VP, Controller)
- John Hiatt (VP, Product Development)
- Bryan Harkins (EVP, Head of Markets Division)
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Gregory Hoogasian (SVP, CRO)
- Dave Howson (EVP and President, Cboe Europe)
- Adam Inzirillo (SVP, Head of U.S. Equities)
- Chris Isaacson (EVP, COO)
- Brett Johnson (VP, Software Engineering)
- Carol Kennedy (SVP, Chief Communications Officer)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Stephanie Marrin Lara (VP, Deputy Chief Reg Officer)
- Andrew Lowenthal (EVP, International Expansion)
- Marc Magrini (VP, Administration)
- Emily Mitchell (Vice President, Tax)
- Michael Mollet (VP, Head of Futures)
- Anthony Montesano (VP, TSD and Registration)
- Laura Morrison (SVP, ETP Listings)
- Kyle Murray (VP and Associate General Counsel)
- Dan Overmyer (VP, Options Regulation)
- Arthur Reinstein (SVP & Deputy General Counsel)
- Brian Schell (EVP, CFO, & Treasurer)
- Curt Schumacher (VP, Infrastructure)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Data and Analytics)
- Aaron Weissenfluh (VP, CISO)
- Troy Yeazel (SVP, Operations)
- Vivian Yiu (VP, FX Chief Operating Officer)

Standing Committees

Executive Committee
- Ed Tilly
- Bruce Andrews

- Kevin Murphy
- David Roscoe
- Jill Sommers
- Scott Wagner

Regulatory Oversight Committee
- Scott Wagner
- Bruce Andrews
- David Roscoe
- Jill Sommers

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

D. **Cboe EDGA Exchange, Inc.**

1. *Name*: Cboe EDGA Exchange, Inc.
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under the General Corporation Law of the State of Delaware on March 9, 2009.

4. *Brief description of nature and extent of affiliation*: Cboe EDGA Exchange, Inc. is an indirect wholly-owned subsidiary of Cboe Global Markets, Inc., the Exchange's ultimate parent.

5. *Brief description of business or functions:* Cboe EDGA Exchange, Inc. operates a registered national securities exchange pursuant to Section 6 of the Act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments:* No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Bruce Andrews
   - Kevin Murphy
   - Jill Sommers
   - David Roscoe
   - Scott Wagner

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Alexandra Albright (SVP, Chief Compliance Officer)
   - Jen Browning (VP, Head of Human Resources)
   - Kevin Carrai (VP, Market Data and Access Services)
   - Cole Chmielewski (Vice President, Operations)
   - Catherine Clay (SVP, Information Solutions)
   - Gary Compton (VP, Communications)
   - Jeff Connell (VP, Deputy Chief Regulatory Officer)
   - Brent Coonrod (VP, Software Engineering)
   - Arianne Criqui (SVP, Head of Options and Business Development)
   - Eric Crampton (SVP, CTO)

- Gina DeRaimo (VP, Derivatives Institute)
- John Deters (EVP, Chief Strategy Officer & Head Multi-Asset Solutions)
- Laura Dickman (VP, Associate General Counsel)
- James Enstrom (SVP, & Chief Audit Exec)
- Angelo Evangelou (SVP, Chief Policy Officer)
- Todd Furney (VP, Chief Risk Officer)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebnow (SVP & Chief Accounting Officer)
- Jackie Hancock (VP, Controller)
- John Hiatt (VP, Product Development)
- Bryan Harkins (EVP, Head of Markets Division)
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Gregory Hoogasian (SVP, CRO)
- Dave Howson (EVP and President, Cboe Europe)
- Adam Inzirillo (SVP, Head of U.S. Equities)
- Chris Isaacson (EVP, COO)
- Brett Johnson (VP, Software Engineering)
- Carol Kennedy (SVP, Chief Communications Officer)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Stephanie Marrin Lara (VP, Deputy Chief Reg Officer)
- Andrew Lowenthal (EVP, International Expansion)
- Marc Magrini (VP, Administration)
- Emily Mitchell (Vice President, Tax)
- Michael Mollet (VP, Head of Futures)
- Anthony Montesano (VP, TSD and Registration)
- Laura Morrison (SVP, ETP Listings)
- Kyle Murray (VP and Associate General Counsel)
- Dan Overmyer (VP, Options Regulation)
- Arthur Reinstein (SVP & Deputy General Counsel)
- Brian Schell (EVP, CFO, & Treasurer)
- Curt Schumacher (VP, Infrastructure)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Data and Analytics)
- Aaron Weissenfluh (VP, CISO)
- Troy Yeazel (SVP, Operations)
- Vivian Yiu (VP, FX Chief Operating Officer)

Standing Committees

Executive Committee
- Ed Tilly
- Bruce Andrews

- Kevin Murphy
- David Roscoe
- Jill Sommers
- Scott Wagner

<u>Regulatory Oversight Committee</u>
- Scott Wagner
- Bruce Andrews
- David Roscoe
- Jill Sommers

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year:* Not applicable.

E.   Cboe EDGX Exchange, Inc.

1.   *Name*: Cboe EDGX Exchange, Inc.
      Address: 400 South LaSalle Street, Chicago, Illinois 60605

2.   *Form of organization*: Corporation.

3.   *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under the General Corporation Law of the State of Delaware on March 9, 2009.

4.   *Brief description of nature and extent of affiliation*: Cboe EDGX Exchange, Inc. is an indirect wholly-owned subsidiary of Cboe Global Markets, Inc., the Exchange's ultimate parent.

5.   *Brief description of business or functions:* Cboe EDGX Exchange, Inc. operates a registered national securities exchange pursuant to Section 6 of the Act.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments:* No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

      Current Directors
      • Ed Tilly
      • Bruce Andrews
      • Kevin Murphy
      • Jill Sommers
      • David Roscoe
      • Scott Wagner

      Current Officers
      • Ed Tilly (President and Chief Executive Officer)
      • Alexandra Albright (SVP, Chief Compliance Officer)
      • Jen Browning (VP, Head of Human Resources)
      • Kevin Carrai (VP, Market Data and Access Services)
      • Cole Chmielewski (Vice President, Operations)
      • Catherine Clay (SVP, Information Solutions)
      • Gary Compton (VP, Communications)
      • Jeff Connell (VP, Deputy Chief Regulatory Officer)
      • Brent Coonrod (VP, Software Engineering)
      • Arianne Criqui (SVP, Head of Options and Business Development)
      • Eric Crampton (SVP, CTO)

- Gina DeRaimo (VP, Derivatives Institute)
- John Deters (EVP, Chief Strategy Officer & Head Multi-Asset Solutions)
- Laura Dickman (VP, Associate General Counsel)
- James Enstrom (SVP, & Chief Audit Exec)
- Angelo Evangelou (SVP, Chief Policy Officer)
- Todd Furney (VP, Chief Risk Officer)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebnow (SVP & Chief Accounting Officer)
- Jackie Hancock (VP, Controller)
- John Hiatt (VP, Product Development)
- Bryan Harkins (EVP, Head of Markets Division)
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Gregory Hoogasian (SVP, CRO)
- Dave Howson (EVP and President, Cboe Europe)
- Adam Inzirillo (SVP, Head of U.S. Equities)
- Chris Isaacson (EVP, COO)
- Brett Johnson (VP, Software Engineering)
- Carol Kennedy (SVP, Chief Communications Officer)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Stephanie Marrin Lara (VP, Deputy Chief Reg Officer)
- Andrew Lowenthal (EVP, International Expansion)
- Marc Magrini (VP, Administration)
- Emily Mitchell (Vice President, Tax)
- Michael Mollet (VP, Head of Futures)
- Anthony Montesano (VP, TSD and Registration)
- Laura Morrison (SVP, ETP Listings)
- Kyle Murray (VP and Associate General Counsel)
- Dan Overmyer (VP, Options Regulation)
- Arthur Reinstein (SVP & Deputy General Counsel)
- Brian Schell (EVP, CFO, & Treasurer)
- Curt Schumacher (VP, Infrastructure)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Data and Analytics)
- Aaron Weissenfluh (VP, CISO)
- Troy Yeazel (SVP, Operations)
- Vivian Yiu (VP, FX Chief Operating Officer)

Standing Committees

Executive Committee
- Ed Tilly
- Bruce Andrews

- Kevin Murphy
- David Roscoe
- Jill Sommers
- Scott Wagner

Regulatory Oversight Committee
- Scott Wagner
- Bruce Andrews
- David Roscoe
- Jill Sommers

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

F.   <u>**Cboe Exchange, Inc.**</u>

1.   *Name*: Cboe Exchange, Inc.
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2.   *Form of organization*: Corporation.

3.   *Name of state, statute under which organized and date of incorporation*:
   Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), February 8, 1972.

4.   *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* Cboe Exchange, Inc. is a registered national securities exchange.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments:* No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>
   - Ed Tilly
   - Bruce Andrews
   - Kevin Murphy
   - Jill Sommers
   - David Roscoe
   - Scott Wagner

   <u>Current Officers</u>
   - Ed Tilly (President and Chief Executive Officer)
   - Alexandra Albright (SVP, Chief Compliance Officer)
   - Jen Browning (VP, Head of Human Resources)
   - Kevin Carrai (VP, Market Data and Access Services)
   - Cole Chmielewski (Vice President, Operations)
   - Catherine Clay (SVP, Information Solutions)
   - Gary Compton (VP, Communications)
   - Jeff Connell (VP, Deputy Chief Regulatory Officer)
   - Brent Coonrod (VP, Software Engineering)
   - Arianne Criqui (SVP, Head of Options and Business Development)
   - Eric Crampton (SVP, CTO)
   - Gina DeRaimo (VP, Derivatives Institute)

- John Deters (EVP, Chief Strategy Officer & Head Multi-Asset Solutions)
- Laura Dickman (VP, Associate General Counsel)
- James Enstrom (SVP, & Chief Audit Exec)
- Angelo Evangelou (SVP, Chief Policy Officer)
- Todd Furney (VP, Chief Risk Officer)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebnow (SVP & Chief Accounting Officer)
- Jackie Hancock (VP, Controller)
- John Hiatt (VP, Product Development)
- Bryan Harkins (EVP, Head of Markets Division)
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Gregory Hoogasian (SVP, CRO)
- Dave Howson (EVP and President, Cboe Europe)
- Adam Inzirillo (SVP, Head of U.S. Equities)
- Chris Isaacson (EVP, COO)
- Brett Johnson (VP, Software Engineering)
- Carol Kennedy (SVP, Chief Communications Officer)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Stephanie Marrin Lara (VP, Deputy Chief Reg Officer)
- Andrew Lowenthal (EVP, International Expansion)
- Marc Magrini (VP, Administration)
- Emily Mitchell (Vice President, Tax)
- Michael Mollet (VP, Head of Futures)
- Anthony Montesano (VP, TSD and Registration)
- Laura Morrison (SVP, ETP Listings)
- Kyle Murray (VP and Associate General Counsel)
- Dan Overmyer (VP, Options Regulation)
- Arthur Reinstein (SVP & Deputy General Counsel)
- Brian Schell (EVP, CFO, & Treasurer)
- Curt Schumacher (VP, Infrastructure)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Data and Analytics)
- Aaron Weissenfluh (VP, CISO)
- Troy Yeazel (SVP, Operations)
- Vivian Yiu (VP, FX Chief Operating Officer)

Standing Committees

Executive Committee
- Ed Tilly
- Bruce Andrews

- Kevin Murphy
- David Roscoe
- Jill Sommers
- Scott Wagner

Regulatory Oversight Committee
- Scott Wagner
- Bruce Andrews
- David Roscoe
- Jill Sommers

Indemnity Committee
- Ed Tilly

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

G. **Cboe C2 Exchange, Inc.**

1. *Name*: Cboe C2 Exchange, Inc.
    Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*:
    Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), July 21,
    2009.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
    Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Cboe C2 Exchange, Inc. is a registered
    national securities exchange.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees
    and persons performing similar functions*:

    Current Directors
    - Ed Tilly
    - Bruce Andrews
    - Kevin Murphy
    - Jill Sommers
    - David Roscoe
    - Scott Wagner

    Current Officers
    - Ed Tilly (President and Chief Executive Officer)
    - Alexandra Albright (SVP, Chief Compliance Officer)
    - Jen Browning (VP, Head of Human Resources)
    - Kevin Carrai (VP, Market Data and Access Services)
    - Cole Chmielewski (Vice President, Operations)
    - Catherine Clay (SVP, Information Solutions)
    - Gary Compton (VP, Communications)
    - Jeff Connell (VP, Deputy Chief Regulatory Officer)
    - Brent Coonrod (VP, Software Engineering)
    - Arianne Criqui (SVP, Head of Options and Business Development)
    - Eric Crampton (SVP, CTO)

- Gina DeRaimo (VP, Derivatives Institute)
- John Deters (EVP, Chief Strategy Officer & Head Multi-Asset Solutions)
- Laura Dickman (VP, Associate General Counsel)
- James Enstrom (SVP, & Chief Audit Exec)
- Angelo Evangelou (SVP, Chief Policy Officer)
- Todd Furney (VP, Chief Risk Officer)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebnow (SVP & Chief Accounting Officer)
- Jackie Hancock (VP, Controller)
- John Hiatt (VP, Product Development)
- Bryan Harkins (EVP, Head of Markets Division)
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Gregory Hoogasian (SVP, CRO)
- Dave Howson (EVP and President, Cboe Europe)
- Adam Inzirillo (SVP, Head of U.S. Equities)
- Chris Isaacson (EVP, COO)
- Brett Johnson (VP, Software Engineering)
- Carol Kennedy (SVP, Chief Communications Officer)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Stephanie Marrin Lara (VP, Deputy Chief Reg Officer)
- Andrew Lowenthal (EVP, International Expansion)
- Marc Magrini (VP, Administration)
- Emily Mitchell (Vice President, Tax)
- Michael Mollet (VP, Head of Futures)
- Anthony Montesano (VP, TSD and Registration)
- Laura Morrison (SVP, ETP Listings)
- Kyle Murray (VP and Associate General Counsel)
- Dan Overmyer (VP, Options Regulation)
- Arthur Reinstein (SVP & Deputy General Counsel)
- Brian Schell (EVP, CFO, & Treasurer)
- Curt Schumacher (VP, Infrastructure)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Data and Analytics)
- Aaron Weissenfluh (VP, CISO)
- Troy Yeazel (SVP, Operations)
- Vivian Yiu (VP, FX Chief Operating Officer)

Standing Committees

Executive Committee
- Ed Tilly

- Bruce Andrews
- Kevin Murphy
- David Roscoe
- Jill Sommers
- Scott Wagner

Regulatory Oversight Committee
- Scott Wagner
- Bruce Andrews
- David Roscoe
- Jill Sommers

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

H.   Cboe Trading, Inc.

1.   *Name*: Cboe Trading, Inc.
      Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2.   *Form of organization*: Corporation.

3.   *Name of state, statute under which organized and date of incorporation*:
      Incorporated in Delaware under Section 101 of the General Corporation Law of
      the State of Delaware on June 16, 2005.

4.   *Brief description of nature and extent of affiliation*: Cboe Trading, Inc. is wholly-
      owned by Bats Global Markets Holdings, Inc., which is also the Exchange's
      100% owner.

5.   *Brief description of business or functions*: Cboe Trading, Inc. is a broker-dealer
      registered as such with the Securities and Exchange Commission and a member of
      the Financial Industry Regulatory Authority and other self-regulatory
      organizations. Cboe Trading, Inc. provides routing of orders from the Exchange
      Cboe BYX Exchange, Inc., Cboe EDGA Exchange, Inc. and Cboe EDGX
      Exchange, Inc. to other securities exchanges, facilities of securities exchanges,
      automated trading systems, electronic communication networks or other broker-
      dealers.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees
      and persons performing similar functions*:

      Current Directors
      - Chris Isaacson
      - Brian Schell

      Current Officers
      - Jackie Hancock (FINOP, Treasurer)
      - Bryan Upp (Chief Compliance Officer)
      - Troy Yeazel (President)
      - J. Patrick Sexton (Secretary)

10.   *Indication of whether such business or organization ceased to be associated with
      the applicant during previous year*: Not applicable.

I.   Omicron Acquisition Corp.

1.   *Name*: Omicron Acquisition Corp.
       Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2.   *Form of organization*: Corporation.

3.   *Name of state, statute under which organized and date of incorporation*:
       Incorporated in Delaware under Section 101 of the General Corporation Law of
       the State of Delaware on February 7, 2011.

4.   *Brief description of nature and extent of affiliation*: Omicron Acquisition Corp. is
       wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the
       Exchange.

5.   *Brief description of business or functions*: Omicron Acquisition Corp. is an
       intermediate holding company of Cboe Worldwide Holdings Limited.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees
       and persons performing similar functions*:

       Current Directors
       • Ed Tilly
       • Brian Schell

       Current Officers
       • Ed Tilly (President and Chief Executive Officer)
       • Jill Griebenow (Vice President)
       • Jackie Hancock (Vice President and Controller)
       • Chris Isaacson (Vice President)
       • Emily Mitchell (Vice President)
       • Brian Schell (Treasurer)
       • J. Patrick Sexton (Secretary)

10.   *Indication of whether such business or organization ceased to be associated with
       the applicant during previous year*: Not applicable.

J.   Cboe FX Holdings, LLC

1.   *Name*: Cboe FX Holdings, LLC
       Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2.   *Form of organization*: Limited Liability Company.

3.   *Name of state, statute under which organized and date of incorporation:* Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on May 15, 2000.

4.   *Brief description of nature and extent of affiliation*: Cboe FX Holdings, LLC is wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the Exchange.

5.   *Brief description of business or functions*: Cboe FX Holdings, LLC is an intermediate holding company of Cboe FX Markets, LLC, Cboe FX Services, LLC, and Cboe SEF, LLC.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

       Current Directors
       • None

       Current Officers
       • Ed Tilly (President and Chief Executive Officer)
       • Jill Griebenow (Vice President)
       • Bryan Harkins (Vice President)
       • Jackie Hancock (Vice President and Controller)
       • Chris Isaacson (Vice President)
       • Emily Mitchell (Vice President)
       • Brian Schell (Treasurer)
       • J. Patrick Sexton (Secretary)

10.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

K.   Cboe FX Markets, LLC

1.   *Name*: Cboe FX Markets, LLC
      Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2.   *Form of organization*: Limited Liability Company.

3.   *Name of state, statute under which organized and date of incorporation:* Formed in New Jersey under Section 42 of the Limited Liability Company Act of the State of New Jersey on August 7, 2001.

4.   *Brief description of nature and extent of affiliation*: Cboe FX Markets, LLC is wholly-owned by Cboe FX Holdings, LLC, which is wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the Exchange.

5.   *Brief description of business or functions*: Cboe FX Markets, LLC operates an institutional spot foreign exchange market.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

      Current Directors
      - None

      Current Officers
      - Ed Tilly (President and Chief Executive Officer)
      - Alexandra Albright (Chief Compliance Officer)
      - Eric Crampton (SVP, CTO)
      - John Deters (EVP, Chief Strategy Officer and Head of Multi-Asset Solutions)
      - James Enstrom (SVP, Chief Audit Executive)
      - Todd Furney (Chief Risk Officer)
      - Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
      - Jill Griebenow (SVP & Chief Accounting Officer)
      - Jackie Hancock (VP, Controller)
      - Bryan Harkins (EVP, Head of Markets Division)
      - Greg Hoogasian (SVP, Chief Regulatory Officer)
      - Chris Isaacson (EVP)
      - Stephanie Marrin Lara (Deputy Chief Regulatory Officer)
      - Andrew Lowenthal (EVP, International Expansion)
      - Brian Schell (EVP, CFO and Treasurer)
      - J. Patrick Sexton (EVP, General Counsel, and Secretary)

- Lisa Shemie (VP, Associate General Counsel and Cboe FX Chief Legal Officer)
- Jonathan Weinberg (Vice President, Head of FX)
- Aaron Weissenfluh (VP, CISO)
- Vivian Yiu (VP, FX Chief Operating Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

L. **Cboe FX Services, LLC**

1. *Name*: Cboe FX Services, LLC
    Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation:* Formed in New Jersey under Section 42 of the Limited Liability Company Act of the State of New Jersey on November 22, 2004.

4. *Brief description of nature and extent of affiliation*: Cboe FX Services, LLC is wholly-owned by Cboe FX Holdings, LLC, which is wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe FX Services, LLC operates an institutional spot foreign exchange market.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

    Current Directors
    *   None

    Current Officers
    *   Ed Tilly (President and Chief Executive Officer)
    *   Jill Griebenow (Vice President)
    *   Bryan Harkins (Vice President)
    *   Jackie Hancock (Vice President and Controller)
    *   Chris Isaacson (Vice President)
    *   Andrew Lowenthal (Vice President)
    *   Emily Mitchell (Vice President)
    *   Brian Schell (Treasurer)
    *   J. Patrick Sexton (Secretary)

10. Indication of whether such business or organization ceased to be associated with the applicant during previous year: Not applicable.

M.   Cboe FX Europe Limited

1.   *Name*: Cboe FX Europe Limited
      Address: 11 Monument Street, London, EC3R 8AF, United Kingdom

2.   *Form of organization*: Private Company Limited by Shares.

3.   *Name of state, statute under which organized and date of incorporation*:
      Incorporated in England and Wales under the Companies Act 1985 on February 5,
      2015.

4.   *Brief description of nature and extent of affiliation*: Cboe FX Europe Limited is
      wholly-owned by Cboe Worldwide Holdings Limited, which is an affiliate of the
      Exchange.

5.   *Brief description of business or functions*:   Cboe FX Europe Limited operates an
      institutional spot foreign exchange market.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees
      and persons performing similar functions*:

      Current Directors
      • Ed Tilly
      • Dave Howson

      Current Officers
      • Antonio Amelia (Secretary)

10.   *Indication of whether such business or organization ceased to be associated with
      the applicant during previous year*: Not applicable.

N.   Cboe FX Asia Pte. Limited

1.   *Name*: Cboe FX Asia Pte. Limited
        Address: 16 Collyer Quay, #2104, Sixteen Collyer Quay, Singapore (049318)

2.   *Form of organization*: Private Company Limited by Shares.

3.   *Name of state, statute under which organized and date of incorporation*:
        Incorporated in Singapore under the Companies Act (Cap. 50) on February 23,
        2015.

4.   *Brief description of nature and extent of affiliation*: Cboe FX Asia Pte. Limited is
        wholly-owned by Cboe Worldwide Holdings Limited which is an affiliate of the
        Exchange.

5.   *Brief description of business or functions*: Cboe FX Asia Pte. Limited operates an
        institutional spot foreign exchange market.

6.   *Copy of constitution*: No changes.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees
        and persons performing similar functions*:

        Current Directors
        •   Ed Tilly
        •   Ng Lip Chih (Singapore Nominee)

        Current Officers
        •   Ed Tilly (President)
        •   Ang Yee Koon Daphne, Secretary (Allen & Gledhill)
        •   Tan Zhe Lei, Secretary (Allen & Gledhill)

10.   *Indication of whether such business or organization ceased to be associated with
        the applicant during previous year*: Not applicable.

O.   Cboe Europe Limited

1.   *Name*: Cboe Europe Limited
       Address: 11 Monument Street, London, EC3R 8AF, United Kingdom

2.   *Form of organization*: Private Company Limited by Shares.

3.   *Name of state, statute under which organized and date of incorporation*:
       Incorporated in England and Wales under the Companies Act 1985 on March 28,
       2008.

4.   *Brief description of nature and extent of affiliation*: Cboe Europe Limited is
       wholly-owned by Cboe Worldwide Holdings Limited, which is an affiliate of the
       Exchange.

5.   *Brief description of business or functions*: Cboe Europe Limited is recognized as
       a Recognized Investment Exchange in the United Kingdom under the Financial
       Services and Markets Act 2000 ("FSMA"). It operates a platform for trading of
       European equity securities.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees
       and persons performing similar functions*:

       Current Directors
       - Richard Balarkas
       - Julian Corner
       - Angelo Evangelou
       - Rebecca Fuller
       - Ted Hood
       - Dave Howson
       - Kristian West
       - John Woodman

       Current Officers
       - Dave Howson (Chief Executive Officer)
       - Antonio Amelia (Secretary)
       - Jerry Avenell (Co-Head Sales)
       - Alex Dalley (Co-Head Sales)
       - Nick Dutton (Chief Regulatory Officer)
       - Tim Lipscomb (Chief Operations Officer)
       - Stephanie Renner (CFO)

- Karl Spielmann (Chief Legal Officer)

Standing Committees

Audit, Risk and Compliance Committee
- Richard Balarkas
- Rebecca Fuller
- Ted Hood

Remuneration Committee
- Rebecca Fuller
- Kristian West
- John Woodman

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

P.   **Cboe Chi-X Europe Limited**

1.   *Name*: Cboe Chi-X Europe Limited
       Address: 11 Monument Street, London, EC3R 8AF, United Kingdom

2.   *Form of organization*: Private Company Limited by Shares.

3.   *Name of state, statute under which organized and date of incorporation*:
       Incorporated in England and Wales.

4.   *Brief description of nature and extent of affiliation*: Cboe Chi-X Europe Limited
       is wholly-owned by Cboe Europe Limited which, in turn, is indirectly wholly
       owned by Bats Global Markets, Inc.

5.   *Brief description of business or functions*: Cboe Chi-X Europe Limited is
       authorized in the United Kingdom under the Financial Services and Markets Act
       2000 ("FSMA"), as an investment firm. Between April 30, 2012 and May 20,
       2013 it was a dormant company. Since May 20, 2013, Cboe Chi-X Europe
       Limited operates the smart order router that is needed for the routing strategies
       deployed by Cboe Europe Limited. As of November 2018 this company remains
       dormant.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees
       and persons performing similar functions*:

       Current Directors
       • Dave Howson
       • John Woodman

       Current Officers
       • Dave Howson (Chief Executive Officer)
       • Antonio Amelia (Secretary)
       • Stephanie Renner (Chief Financial Officer)

10.   *Indication of whether such business or organization ceased to be associated with
       the applicant during previous year*: Not applicable.

Q.   Cboe ETF.com, Inc.

1.   *Name*: Cboe ETF.com, Inc.
      Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2.   *Form of organization*: Corporation.

3.   *Name of state, statute under which organized and date of incorporation*:
      Incorporated in Delaware under Section 101 of the General Corporation Law of
      the State of Delaware on March 28, 2016.

4.   *Brief description of nature and extent of affiliation*: Cboe ETF.com, Inc. is
      wholly-owned by Bats Global Markets Holdings, Inc., which is also the
      Exchange's 100% owner.

5.   *Brief description of business or functions*: Cboe ETF.com, Inc. is a media
      company providing ETF data, news and analysis.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees
      and persons performing similar functions*:

      Current Directors
      - Ed Tilly
      - Brian Schell

      Current Officers
      - Ed Tilly (President and Chief Executive Officer)
      - Brent Coonrod (Vice President)
      - Eric Crampton (Vice President)
      - Jennifer Golding (Vice President)
      - Jill Griebenow (Vice President)
      - Jackie Hancock (Vice President and Controller)
      - Bryan Harkins (Vice President)
      - Chris Isaacson (Vice President)
      - Emily Mitchell (Vice President)
      - Laura Morrison (Vice President)
      - Brian Schell (Treasurer)
      - J. Patrick Sexton (Secretary)

10.   *Indication of whether such business or organization ceased to be associated with
      the applicant during previous year*: Not applicable.

R.   IndexPubs S.A.

1.   *Name*: IndexPubs S.A.
     Address: Almagro Plaza, Ste. 508, Pedro Ponce Carrasco, E8-06 y Diego de
     Almagro, 170516 – Quito, Ecuador

2.   *Form of organization*: Corporation (Soceidad Anonima or S.A.).

3.   *Name of state, statute under which organized and date of incorporation*:
     Incorporated in Ecuador on January 15, 2008.

4.   *Brief description of nature and extent of affiliation*: IndexPubs S.A. is owned
     0.1% by Fernando Rivera and 99.9% by Cboe Worldwide Holdings Limited,
     which is an affiliate of the Exchange.

5.   *Brief description of business or functions*: IndexPubs S.A. is a media company
     providing ETF data, news and analysis.

6.   *Copy of constitution*: No changes.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees
     and persons performing similar functions*:

     Current Directors

     Current Officers
     • Patricia Hidalgo (General Manager)

10. *Indication of whether such business or organization ceased to be associated with
     the applicant during previous year*: Not applicable.

S.   Cboe SEF, LLC

1.   *Name*: Cboe SEF, LLC
       Address: 17 State Street, 31st Floor, New York, NY 10004

2.   *Form of organization*: Limited Liability Company.

3.   *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on April 19, 2012.

4.   *Brief description of nature and extent of affiliation*: Cboe SEF, LLC is wholly-owned by Cboe FX Holdings LLC, which is wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the Exchange.

5.   *Brief description of business or functions*: Cboe SEF, LLC is a swap execution facility registered with the Commodity Futures Trading Association, which will soon list non-deliverable foreign exchange forwards for trading.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

       Current Officers
       - Ed Tilly (President and Chief Executive Officer)
       - Alexandra Albright (Senior Vice President and Chief Compliance Officer)
       - Jennifer Browning (Vice President, Human Resources)
       - Gary Compton (Vice President, Corporate Communications)
       - Eric Crampton (SVP, CTO)
       - John Deters (EVP, Chief Strategy Officer)
       - James Enstrom (Senior Vice President & Chief Audit Executive)
       - Angelo Evangelou (SVP, Market Policy & Government Affairs)
       - Todd Furney (VP, and Chief Risk Officer)
       - Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
       - Jill Griebenow (SVP & Chief Accounting Officer)
       - Jackie Hancock (Vice President & Controller)
       - Bryan Harkins (Executive Vice President, Head of Markets Division)
       - Gregory Hoogasian (Senior Vice President & Chief Regulatory Officer)
       - Dave Howson (EVP & President, Cboe Europe)
       - Chris Isaacson (Executive Vice President & COO)
       - Carol Kennedy (SVP, Marketing & Communications)
       - Andrew Lowenthal (Executive Vice President, International Expansion)

- Stephanie Marrin Lara (Vice President and Deputy Chief Regulatory Officer)
- Emily Mitchell (Vice President, Tax)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Brian Schell (Executive Vice President, Chief Financial Officer & Treasurer)
- Lisa Shemie (Vice President, Associate General Counsel & Cboe SEF Chief Legal Officer)
- Jon Weinberg (Vice President, Head of FX)
- Aaron Weissenfluh (Vice President & Chief Information Security Officer)

Managers
- Ed Tilly
- Gilbert Bassett, Jr.
- Michael Gorham
- James Parisi
- Jill Sommers

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

T.   Cboe Worldwide Holdings Limited

1.   *Name*: Cboe Worldwide Holdings Limited
        Address: 11 Monument Street, London, EC3R 8AF, United Kingdom

2.   *Form of organization*: Private Company Limited by Shares.

3.   *Name of state, statute under which organized and date of incorporation*:
        Incorporated in England and Wales under the Companies Act 2006 on November
        9, 2016.

4.   *Brief description of nature and extent of affiliation*: Cboe Worldwide Holdings
        Limited is wholly-owned by Omicron Acquisition Corp., which is an affiliate of
        the Exchange.

5.   *Brief description of business or functions*: Cboe Worldwide Holdings Limited is
        an intermediate holding company of Cboe Europe Limited, Cboe Hong Kong
        Limited, Cboe UK Limited, Cboe FX Asia Pte. Limited, and IndexPubs S.A.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees
        and persons performing similar functions*:

        Current Directors
        • Ed Tilly
        • Dave Howson

        Current Officers
        • Antonio Amelia (Secretary)

10.   *Indication of whether such business or organization ceased to be associated with
        the applicant during previous year*: Not applicable.

U.   Cboe Global Markets, Inc.

1.   *Name*: Cboe Global Markets, Inc.
      Address: 400 South LaSalle Street, Chicago, Illinois 60605

2.   *Form of organization*: Corporation.

3.   *Name of state, statute under which organized and date of incorporation*:
      Delaware, Delaware General Corporation Law (8 Del. C. §101, et seq), August
      15, 2006.

4.   *Brief description of nature and extent of affiliation*: Cboe Bats, LLC is a wholly-
      owned subsidiary of Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* Holding company.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments:* No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees
      and persons performing similar functions*:

      Current Directors
      • Ed Tilly
      • William Farrow
      • Edward Fitzpatrick
      • Janet Froetscher
      • Jill Goodman
      • Jennifer McPeek
      • Roderick Palmore
      • James Parisi
      • Joe Ratterman
      • Michael Richter
      • Jill Sommers
      • Eugene Sunshine
      • Fredric Tomczyk

      Current Officers
      • Ed Tilly (President and Chief Executive Officer)
      • John Deters (EVP, Chief Strategy Officer and Head of Multi-Asset Solutions)
      • Jill Griebenow (SVP & Chief Accounting Officer)
      • Bryan Harkins (EVP, Head of Markets Division)
      • Dave Howson (EVP, President Europe)
      • Chris Isaacson (EVP and COO)

- Brian Schell (EVP, and CFO)
- J. Patrick Sexton (EVP, General Counsel and Corporate Secretary)

<u>Compensation Committee</u>
- Frank English
- Janet Froetscher
- Edward Fitzpatrick
- James Parisi

<u>Audit Committee</u>
- William Farrow
- Carole Stone
- Michael Richter
- James Parisi

<u>Nominating and Governance Committee</u>
- Frank English
- Jill Goodman
- Roderick Palmore
- Carole Stone
- Janet Froetscher

<u>Finance and Strategy Committee</u>
- Frank English
- Jill Goodman
- Joe Ratterman
- Roderick Palmore
- Jill Sommers

<u>Risk Committee</u>
- William Farrow
- Edward Fitzpatrick
- Janet Froetscher
- Michael Richter
- Carole Stone

<u>Indemnity Committee</u>
- Ed Tilly

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

V.   **Cboe Futures Exchange, LLC**

1.   *Name*: Cboe Futures Exchange, LLC
        Address: 400 South LaSalle Street, Chicago, Illinois 60605

2.   *Form of organization*: Limited Liability Company.

3.   *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), July 16, 2002.

4.   *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* Cboe Futures Exchanges, LLC is a designated contract market (DCM) approved by the Commodity Futures Trading Commission in August 2003. Cboe Futures Exchange, LLC is a fully electronic futures exchange.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

        Current Directors
        • Ed Tilly
        • Gilbert Bassett, Jr.
        • Michael Gorham
        • James Parisi
        • Jill Sommers

        Current Officers
        • Ed Tilly (President and Chief Executive Officer)
        • Alexandra Albright (SVP and Chief Compliance Officer)
        • Jennifer Browning (VP, Human Resources)
        • Kevin Carrai (Vice President, Connectivity, Data & Member Services)
        • Cole Chmielewski (Vice President, Operations)
        • Catherine Clay (SVP, Business Development)
        • Gary Compton (VP, Corporate Communications)
        • Eric Crampton (SVP, CTO)
        • Arianne Criqui (SVP, Head of Options and Global Client Services)
        • John Deters (Executive Vice President, Chief Strategy Officer)
        • James Enstrom (Senior Vice President & Chief Audit Executive)

- Todd Furney (Vice President and Chief Risk Officer)
- Jennifer Golding (VP, Associate General Counsel & Chief Litigation Officer)
- Jill Griebenow (Senior Vice President & Chief Accounting Officer)
- Jackie Hancock (Vice President and Controller)
- Bryan Harkins (Executive Vice President, Head of Markets Division
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Gregory Hoogasian (Senior Vice President & Chief Regulatory Officer)
- Dave Howson (EVP and President, Cboe Europe)
- Chris Isaacson (Executive Vice President, CFE Senior Managing Director, & COO)
- Carol Kennedy (SVP, Marketing and Communications)
- Jennifer Lamie (VP & Chief Regulatory Advisor)
- Stephanie Marrin Lara (VP & Deputy Chief Reg Officer)
- Andrew Lowenthal (Executive Vice President, International Expansion, and CFE Senior Managing Director)
- Michael Mollet (VP, Head of Futures)
- Emily Mitchell (Vice President, Tax)
- Arthur Reinstein (Senior Vice President, Deputy General Counsel & CFE Chief Legal Officer)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Brian Schell (Executive Vice President, Chief Financial Officer & Treasurer)
- Aaron Weissenfluh (Vice President & Chief Information Security Officer)
- Troy Yeazel (Senior Vice President, U.S. Operations and CFE Managing Director)

Standing Committees

Executive
- Ed Tilly
- Michael Gorham

Regulatory Oversight Committee
- Michael Gorham
- Gilbert Bassett
- Jill Sommers

10.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

W. **Cboe Building Corporation**

1. *Name*: Cboe Building Corporation
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), August 8, 1980.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Owns facility used by Cboe Global Markets, Inc.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Brian Schell

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Jill Griebenow (Vice President
   - Jackie Hancock (Vice President and Controller)
   - Chris Isaacson (Vice President)
   - Marc Magrini (Vice President)
   - Emily Mitchell (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

X.   Cboe, LLC

1.   *Name*: Cboe, LLC
      Address: 400 South LaSalle Street, Chicago, Illinois 60605

2.   *Form of organization*: Limited Liability Company.

3.   *Name of state, statute under which organized and date of incorporation*:
      Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq),
      August 22, 2001.

4.   *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
      Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* Cboe, LLC is a limited liability
      company member of OneChicago, LLC.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees
      and persons performing similar functions*:

      Current Directors
      - Ed Tilly
      - Brian Schell

      Current Officers
      - Ed Tilly (President and Chief Executive Officer)
      - Catherine Clay (Vice President)
      - Jill Griebenow (Vice President)
      - Jackie Hancock (Vice President and Controller)
      - Chris Isaacson (Vice President)
      - Emily Mitchell (Vice President)
      - Brian Schell (Treasurer)
      - J. Patrick Sexton (Secretary)

10.   *Indication of whether such business or organization ceased to be associated with
      the applicant during previous year*: Not applicable.

Y.   Cboe III, LLC

1.   *Name*: Cboe III, LLC
    Address: 400 South LaSalle Street, Chicago, Illinois 60605

2.   *Form of organization*: Limited Liability Company.

3.   *Name of state, statute under which organized and date of incorporation*:
    Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq),
    May 2, 2014.

4.   *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
    Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* Holding company for investment in
    Tradelegs, LLC.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees
    and persons performing similar functions*:

    Current Directors
    - Ed Tilly
    - John Deters
    - Brian Schell

    Current Officers
    - Ed Tilly (President and Chief Executive Officer)
    - John Deters (Vice President)
    - Jill Griebnow (Vice President)
    - Jackie Hancock (Vice President and Controller)
    - Chris Isaacson (Vice President)
    - Emily Mitchell (Vice President)
    - Brian Schell (Treasurer)
    - J. Patrick Sexton (Secretary)

10.   *Indication of whether such business or organization ceased to be associated with
    the applicant during previous year*: Not applicable.

Z.   Cboe Bats, LLC

1.   *Name*: Cboe Bats, LLC
      Address: 400 South LaSalle Street, Chicago, Illinois 60605

2.   *Form of organization*: Limited Liability Company.

3.   *Name of state, statute under which organized and date of incorporation*:
      Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq),
      September 25, 2016.

4.   *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
      Cboe Global Markets, Inc.

5.   *Brief description of business or functions*: Holding company.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees
      and persons performing similar functions*:

      Current Directors
      - Ed Tilly
      - Brian Schell
      - Chris Isaacson

      Current Officers
      - Ed Tilly (President and Chief Executive Officer)
      - Alexandra Albright (SVP, Chief Compliance Officer)
      - Jen Browning (VP, Head of Human Resources)
      - Kevin Carrai (VP, Market Data and Access Services)
      - Cole Chmielewski (VP, Operations)
      - Catherine Clay (SVP, Information Solutions)
      - Gary Compton (VP, Corporate Communications)
      - Jeff Connell (VP, Deputy Chief Regulatory Officer)
      - Brent Coonrod (Vice President, Software Engineering)
      - Eric Crampton (SVP, CTO)
      - Arianne Criqui (SVP, Head od Options and Business Development)
      - Gina DeRaimo (VP, Cboe Derivatives Institute)
      - John Deters (EVP, Chief Strategy Officer and Head of Multi-Asset Solutions)
      - Laura Dickman (VP, Associate General Counsel)
      - James Enstrom (SVP, Chief Audit Executive) Bats
      - Angelo Evangelou (SVP, Market Policy and Government Affairs)

- Carmen Frazier Brannan (VP, Government Relations)
- Todd Furney (VP, Chief Risk Officer)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebenow (SVP & Chief Accounting Officer)
- Jackie Hancock (VP, Controller)
- Gerald Hanweck (Vice President, Technology)
- Bryan Harkins (EVP, Head of Markets Division)
- John Hiatt (VP, Product Development)
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Gregory Hoogasian (SVP, Chief Regulatory Officer)
- David Howson (EVP and President, Europe)
- Chris Isaacson (EVP, Chief Operating Officer)
- Adam Inzirillo (SVP, Head of U.S. Equities)
- Michael Izhaky (Vice President, Head of Capital Effectiveness)
- Brett Johnson (VP, Software Engineering)
- Carol Kennedy (VP, Chief Communications Officer)
- Deborah Koopman (VP, Investor Relations)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Andrew Lowenthal (EVP, International Expansion)
- Marc Magrini (VP, Administration)
- Stephanie Marrin Lara (VP, Deputy Chief Regulatory Officer)
- Emily Mitchell (Vice President, Tax)
- Michael Mollet (VP, Head of Futures)
- Anthony Montesano (VP, TSD and Membership Services)
- Laura Morrison (SVP, ETP Listings)
- Kyle Murray (VP and Associate General Counsel)
- Dan Overmyer (VP, Options Regulations)
- Lindsey Praechter (Vice President, Marketing)
- Arthur Reinstein (SVP, Deputy General Counsel)
- Brian Schell (EVP, Chief Financial Officer and Treasurer)
- Curt Schumacher (VP, Infrastructure)
- J. Patrick Sexton (EVP, General Counsel and Corporate Secretary)
- Lisa Shemie (VP, Associate General Counsel, Cboe FX and Cboe SEF Chief Legal Officer)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Data and Analytics)
- Jonathan Weinberg (Vice President, Head of FX)
- Aaron Weissenfluh (VP, CISO)
- Troy Yeazel (SVP, Operations)
- Vivian Yiu (VP, FX Chief Operating Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

AA. **Cboe Livevol, LLC**

1. *Name*: Cboe Livevol, LLC
    Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), May 29, 2015.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Cboe Livevol, LLC provides equity and index options technology for professional and retail traders, which includes options strategy backtesting, trade analysis and volatility modeling technologies and historical data.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

    Current Directors
    - Andrew Lowenthal
    - John Deters
    - Catherine Clay

    Current Officers
    - Ed Tilly (President and Chief Executive Officer)
    - Alexandra Albright (Chief Compliance Officer)
    - Brent Coonrod (Vice President)
    - Catherine Clay (Vice President)
    - Eric Crampton (Vice President)
    - John Deters (Vice President)
    - James Enstrom (Vice President, Chief Audit Executive)
    - Todd Furney (Chief Risk Officer)
    - Jennifer Golding (Vice President)
    - Jill Griebnow (Vice President)
    - Jackie Hancock (Vice President and Controller)
    - Chris Isaacson (Vice President)
    - Andrew Lowenthal (Vice President)

- Emily Mitchell (Vice President)
- Brian Schell (Treasurer)
- J. Patrick Sexton (Secretary)
- Aaron Weissenfluh (Vice President, CISO)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

BB.   Cboe UK Limited

1.   *Name*: Cboe UK Limited
      Address: 11 Monument Street, London, EC3R 8AF, United Kingdom

2.   *Form of organization*: Private Limited Company.

3.   *Name of state, statute under which organized and date of incorporation*: England and Wales, Companies Act 2006, March 10, 2016.

4.   *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* Marketing and business development services.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

      Current Directors
      - Ed Tilly
      - Dave Howson

      Current Officers
      - None

10.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

CC.   Cboe Vest, LLC

1.   *Name*: Cboe Vest, LLC
     Address: 400 South LaSalle Street, Chicago, Illinois 60605

2.   *Form of organization*: Limited Liability Company.

3.   *Name of state, statute under which organized and date of incorporation*:
     Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq),
     December 10, 2015.

4.   *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
     Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* Holding company of majority equity
     investment in Eris Inc.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees
     and persons performing similar functions*:

     Current Directors
     • Ed Tilly
     • John Deters
     • Brian Schell

     Current Officers
     • Ed Tilly (President and Chief Executive Officer)
     • Catherine Clay (Vice President)
     • John Deters (Vice President)
     • Jill Griebenow (Vice President)
     • Jackie Hancock (Vice President and Controller)
     • Chris Isaacson (Vice President)
     • Emily Mitchell (Vice President)
     • Brian Schell (Treasurer)
     • J. Patrick Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with
     the applicant during previous year*: Not applicable.

DD.   Loan Markets, LLC

1.   *Name*: Loan Markets, LLC
       Address: 400 S. LaSalle Street, Chicago, Illinois 60605

2.   *Form of organization*: Limited Liability Company.

3.   *Name of state, statute under which organized and date of incorporation*:
       Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq),
       May 11, 2015.

4.   *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
       Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* Holding company for investment in
       American Financial Exchange, LLC.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees
       and persons performing similar functions*:

       Current Directors
       - Ed Tilly
       - John Deters
       - Brian Schell

       Current Officers
       - Ed Tilly (President and Chief Executive Officer)
       - John Deters (Vice President)
       - Jill Griebenow (Vice President)
       - Jackie Hancock (Vice President and Controller)
       - Chris Isaacson (Vice President)
       - Andrew Lowenthal (Vice President)
       - Emily Mitchell (Vice President)
       - Brian Schell (Treasurer)
       - J. Patrick Sexton (Secretary)

10.   *Indication of whether such business or organization ceased to be associated with
       the applicant during previous year*: Not applicable.

EE.   Cboe Data Services, LLC

1.   *Name*: Cboe Data Services, LLC
        Address: 400 South LaSalle Street Chicago, Illinois 60605

2.   *Form of organization*: Limited Liability Company.

3.   *Name of state, statute under which organized and date of incorporation*:
        Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq),
        February 21, 2006.

4.   *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
        Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* Cboe Data Services, LLC sells market
        data.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees
        and persons performing similar functions*:

        Current Directors
        - Ed Tilly
        - Bryan Harkins
        - Brian Schell

        Current Officers
        - Ed Tilly (President and Chief Executive Officer)
        - Alexandra Albright (Chief Compliance Officer)
        - Kevin Carrai (Vice President)
        - Catherine Clay (Vice President)
        - Eric Crampton (Vice President)
        - James Enstrom (Chief Audit Executive)
        - Todd Furney (Chief Risk Officer)
        - Jennifer Golding (Vice President)
        - Jill Griebenow (Vice President)
        - Jackie Hancock (Vice President and Controller)
        - Bryan Harkins (Vice President)
        - Chris Isaacson (Vice President)
        - Andrew Lowenthal (Vice President)
        - Emily Mitchell (Vice President)
        - Jim Roche (Vice President)

- Brian Schell (Treasurer)
- J. Patrick Sexton (Secretary)
- Aaron Weissenfluh (Chief Information Security Officer)

10.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

FF.   Signal Trading Systems, LLC

1.   *Name*: Signal Trading Systems, LLC
      Address: 400 South LaSalle Street, Chicago, Illinois 60605

2.   *Form of organization*: Limited Liability Company.

3.   *Name of state, statute under which organized and date of incorporation*:
      Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq),
      May 13, 2010.

4.   *Brief description of nature and extent of affiliation*: Fifty percent (50%)
      subsidiary of Cboe Exchange, Inc.

5.   *Brief description of business or functions:* Signal Trading Systems, LLC
      developed and markets a multi-asset front-end order entry system known as
      "Pulse".

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees
      and persons performing similar functions*: There are no directors or officers of
      Signal Trading Systems, LLC.

10.   *Indication of whether such business or organization ceased to be associated with
      the applicant during previous year*: Not applicable.

GG.   Cboe Vest Group, Inc.

1.   *Name*: Cboe Vest Group, Inc.
        Address: 8300 Greensboro Drive, 8th Floor, McLean, VA 22102

2.   *Form of organization*: Corporation.

3.   *Name of state, statute under which organized and date of incorporation*:
        Delaware, Delaware General Corporation Law (8 Del. C. §101, et seq), January 2,
        2015.

4.   *Brief description of nature and extent of affiliation*: Majority-owned subsidiary of
        Cboe Vest, LLC.

5.   *Brief description of business or functions:* Through its subsidiaries, provides
        options-based investment advisory services.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees
        and persons performing similar functions*:

        Current Directors
        - John Deters
        - Karan Sood
        - Catherine Clay

        Current Officers
        - Karan Sood (Chief Executive Officer)
        - Jeffrey Chang (Chief Financial Officer)

10.   *Indication of whether such business or organization ceased to be associated with
        the applicant during previous year*: Not applicable

HH. **Cboe Hong Kong Limited**

1.   *Name*: Cboe Hong Kong Limited
      Address: 66th Floor, The Center, 99 Queen's Road, Central, Jong Kong

2.   *Form of organization*: Private Company Limited by Shares.

3.   *Name of state, statute under which organized and date of incorporation*: Hong Kong under the Companies Ordinance (Chapter 622 of the Laws of Hong Kong), May 29, 2017.

4.   *Brief description of nature and extent of affiliation*: Cboe Hong Kong Limited is wholly-owned by Cboe Worldwide Holdings Limited, which is an affiliate of the Exchange.

5.   *Brief description of business or functions:* Marketing and business development services (business expected to commence in September 2017).

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

      Current Directors
      • Andy Lowenthal

      Current Officers
      • None

10.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

II.   Cboe Silexx, LLC

1.   *Name*: Cboe Silexx, LLC
      Address: 400 South LaSalle Street, Chicago, IL 60605

2.   *Form of organization*: Limited Liability Company

3.   *Name of state, statute under which organized and date of incorporation*:
      Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq),
      October 16, 2017.

4.   *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
      Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* Cboe Silexx, LLC operates the Silexx
      order execution management system business.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees
      and persons performing similar functions*:

      Current Directors
      - Ed Tilly
      - John Deters
      - Brian Schell

      Current Officers
      - Ed Tilly (President and Chief Executive Officer)
      - Alexandra Albright (Chief Compliance Officer)
      - Catherine Clay (Vice President)
      - Brent Coonrod (Vice President)
      - Eric Crampton (Vice President)
      - John Deters (Vice President)
      - James Enstrom (Chief Audit Executive)
      - Todd Furney (Chief Risk Officer)
      - Jennifer Golding (Vice President)
      - Jill Griebenow (Vice President)
      - Jackie Hancock (Vice President and Controller)
      - Chris Isaacson (Vice President)
      - Emily Mitchell (Vice President)
      - Brian Schell (Treasurer)

- J. Patrick Sexton (Secretary)
- Aaron Weissenfluh (Chief Information Security Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

JJ. **Digital Asset Benchmark Administration, LLC**

1.   *Name*: Digital Asset Benchmark Administration, LLC
        Address: 400 South LaSalle Street, Chicago, IL 60605

2.   *Form of organization*: Limited Liability Company

3.   *Name of state, statute under which organized and date of incorporation*:
        Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq),
        October 17, 2017.

4.   *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
        Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* Digital Asset Benchmark
        Administration, LLC licenses Gemini-related data.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees
        and persons performing similar functions*:

        Current Directors
        • Ed Tilly
        • John Deters

        Current Officers
        • Ed Tilly (President and Chief Executive Officer)
        • Alexandra Albright (Chief Compliance Officer)
        • Catherine Clay (Vice President)
        • Eric Crampton (Vice President)
        • John Deters (Vice President)
        • James Enstrom (Vice President and Chief Audit Executive)
        • Todd Furney (Chief Risk Officer)
        • Jennifer Golding (Vice President))
        • Jill Griebenow (Vice President)
        • Jackie Hancock (Vice President and Controller)
        • Chris Isaacson (Vice President)
        • Emily Mitchell (Vice President)
        • Brian Schell (Treasurer)
        • J. Patrick Sexton (Secretary)
        • Aaron Weissenfluh (CISO)

10.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

KK.   **CBOE Europe B.V.**

1.   *Name*: CBOE Europe B.V.
     Address: 1212 Gustav Mahlerlaan, 108La Amsterdam (Netherlands)

2.   *Form of organization*: Private Company Limited by Shares

3.   *Name of state, statute under which organized and date of incorporation*:
     Incorporated in the United Kingdom on August 1, 2018.

4.   *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
     Cboe Europe Limited. Cboe Europe Limited is wholly-owned by Cboe
     Worldwide Holdings Limited, which is an affiliate of the Exchange.

5.   *Brief description of business or functions:* The business is very broad,
     encompassing the operation of a regulated market and an approved publication
     arrangement, and all other businesses that may be ancillary or useful for the above
     operations

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees
     and persons performing similar functions*:

     Current Directors
     • Ade Cordell
     • Ruben Hilhorst
     • Dave Howson
     • Shyam Savania

     Current Officers
     • Ade Cordell
     • Ruben Hilhorst (Head of Compliance)
     • Shyam Savania (Operations Manager)

10. *Indication of whether such business or organization ceased to be associated with
     the applicant during previous year*: Not applicable.

LL.   Cboe Off-Exchange Services, LLC

1.   *Name*: Cboe Off-Exchange Services, LLC
      Address: 1209 Orange Street, Wilmington, County of New Castle, DE 19801

2.   *Form of organization*: Limited Liability Company

3.   *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), January 31, 2019.

4.   *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which limited liability companies may be organized under the Act.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

      Current Directors
      • None

      Current Officers
      • Ed Tilly (President and Chief Executive Officer)
      • John Deters (Vice President)
      • Jill Griebenow (Vice President)
      • Jackie Hancock (Vice President and Controller)
      • Bryan Harkins (Vive President)
      • Chis Isaacson (Vice President)
      • Andrew Lowenthal (Vice President)
      • Brian Schell (Treasurer)
      • J. Patrick Sexton (Secretary)

10.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

MM. <u>**Cboe Global Indices, LLC**</u>

1. *Name*: Cboe Global Indices, LLC
   Address: 400 South LaSalle Street, Chicago, IL 60605

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Illinois, Illinois Limited Liability Company Act, September 11, 2019.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which limited liability companies may be organized under the Act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>
   - Ed Tilly
   - Brian Schell
   - Catherine Clay

   <u>Current Officers</u>
   - Ed Tilly (President and Chief Executive Officer)
   - Alexandra Albright (Vice President and Chief Compliance Officer)
   - Catherine Clay (Vice President)
   - Eric Crampton (Vice President)
   - James Enstrom (Vice President and Chief Audit Executive)
   - Todd Furney (Vice President and Chief Risk Officer)
   - Jennifer Golding (Vice President and Chief Litigation Officer)
   - Jill Griebenow (Vice President)
   - Jackie Hancock (Vice President and Controller)
   - Rob Hocking (Vice President)
   - Chris Isaacson (Vice President)
   - Emily Mitchell (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)
   - Aaron Weissenfluh (Vice President and CISO)

10.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

NN. Cboe Europe Indices Limited

1. *Name*: Cboe Europe Indices Limited
   Address: 5th Floor, The Monument Building
   11 Monument Street, London EC3R 8AF, United Kingdom

2. *Form of organization*: Private Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales under the Companies Act 1985 on July 17, 2019.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Worldwide Holdings Limited.

5. *Brief description of business or functions:* Cboe Europe Indices Limited has applied with the FCA to operate as a Benchmark administrator in the UK and Europe. Once approved, the company intends to transfer the existing European benchmark administrator business from Cboe Europe Limited (which is current an authorized benchmark administrator) to Cboe Europe Indices Limited. It also intends to apply to the FCA to endorse Cboe global indices in accordance with the EU benchmark regulation.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Dave Howson
   - Stephanie Renner

   Current Officers
   - Antonio Amelia (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

OO.   Cboe Switzerland GmbH

1.   *Name*: Cboe Switzerland GmbH
       Address: c/o Format A AG
       Pfingstweidstrasse 102b 8005 Zurich

2.   *Form of organization*: Limited Liability Company

3.   *Name of state, statute under which organized and date of incorporation*:
       Incorporated in Switzerland under Article 777c and Article 633, November 18,
       2019.

4.   *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
       Cboe Worldwide Holdings Limited.

5.   *Brief description of business or functions:* Operate an electronic trading platform
       for financial contracts and instruments as well as to provide services in this
       business are to Group affiliate.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees
       and persons performing similar functions*:

       Current Directors

       Managers
       • Bryan Harkins
       • Lisa Shemie
       • Roman Sturzenegger
       • Jonathan Weinberg

10.   *Indication of whether such business or organization ceased to be associated with
       the applicant during previous year*: Not applicable.

PP. **Hanweck Associates, LLC**

1. *Name*: Hanweck Associates, LLC
   Address: 77 Battery Place #916
   New York, NY 10280

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*:
   Incorporated under provisions of the New York State Limited Liability Company
   Law on November 25, 2003.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary
   acquired by Cboe Global Markets, Inc. on February 3, 2020.

5. *Brief description of business or functions:* The Company is organized for the
   purpose of engaging in any lawful activity for which limited liability companies
   may be organized under the Act.

6. *Copy of constitution*: No changes.

7. *Copy of articles of incorporation or association and amendments*: Not
   applicable.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees
   and persons performing similar functions*:

   Current Managers
   - Ed Tilly
   - Chris Isaacson
   - Brian Schell

   Current Officers
   - Ed Tilly (President and CEO)
   - Alexandra Albright (Vice President and Chief Compliance Officer)
   - Catherin Clay (Vice President)
   - Eric Crampton (Vice President)
   - John Deters (Vice President)
   - Jim Enstrom (Vice President and Chief Audit Executive)
   - Todd Furney (Vice President and Chief Risk Officer)
   - Jennifer Golding (Vice President and Chief Litigation Officer)
   - Jill Griebenow (Vice President)
   - Jackie Hancock (Vice President and Controller)
   - Gerald Hanweck (Vice President)
   - Rob Hocking (Vice President)

- Chris Isaacson (Chief Operating Officer)
- Emily Mitchell (Vice President)
- Brian Schell (Treasurer)
- J. Patrick Sexton (Secretary)
- Aaron Weissenfluh (Vice President and Chief Information Security Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

QQ. Hanweck Associates Pte. Ltd.

1. *Name*: Hanweck Associates Pte. Ltd.
    Address: 8 Wilkie Road #30-01 Wilkie Edge
    Singapore 228095

2. *Form of organization*: Private Company Limited by Shares

3. *Name of state, statute under which organized and date of incorporation*:
    Incorporated under the Companies Act (Cap. 50) in Singapore on May 30, 2019.

4. *Brief description of nature and extent of affiliation*: Hanweck Associates Pte. Ltd.
    is a subsidiary of Hanweck Associates, LLC, which is wholly-owned subsidiary
    of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the
    purpose of engaging in any lawful activity for which private companies may be
    organized under the act.

6. *Copy of constitution*: No changes.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees
    and persons performing similar functions*:

    Current Directors
    • Ng Lip Chih
    • Ed Tilly

    Current Officers
    • Ang Yee Koon Daphne
    • Tan Zhe Lei

10. *Indication of whether such business or organization ceased to be associated with
    the applicant during previous year*: Not applicable.

RR.   Hanweck Associates Limited

1.   *Name*: Hanweck Associates Limited
      Address: 42-46 Fountain Street
      Belfast, Northern Ireland, United Kingdom BT1 5EF

2.   *Form of organization*: Private Company Limited by Shares

3.   *Name of state, statute under which organized and date of incorporation*:
      Incorporated under the Companies Act of 2006 on May 20, 2015.

4.   *Brief description of nature and extent of affiliation*: Hanweck Associates Limited
      is a subsidiary of Hanweck Associates, LLC, which is wholly-owned subsidiary
      of Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* The Company is organized for the
      purpose of engaging in any lawful activity for which private companies may be
      organized under the act.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees
      and persons performing similar functions*:

      Current Directors
      • Ed Tilly
      • Dave Howson

      Current Officer
      • Antonio Amelia (Secretary)

10.   *Indication of whether such business or organization ceased to be associated with
      the applicant during previous year*: Not applicable.

SS. Cboe Europe Indices B.V.

1. *Name*: Cboe Europe Indices B.V.
   Address: Gustav Mahlerlaan 1212, 1081LA Amsterdam

2. *Form of organization*: Besloten Vennootschap (comparable with Private Limited Liability Company)

3. *Name of state, statute under which organized and date of incorporation*: Incorporated per Amsterdam statutes on December, 16 2019.

4. *Brief description of nature and extent of affiliation*: Cboe Europe Indices B.V. is a subsidiary of Cboe Worldwide Holdings Limited.

5. *Brief description of business or functions:* The Company's primary function is to provide services as a benchmark administrator.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ade Cordell
   - Joe Green
   - Ruben Hilhorst
   - Dave Howson

   Current Officer
   - Ade Cordell
   - Joe Green
   - Ruben Hilhorst

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

TT. **Cboe Canada Holdings, ULC**

1. *Name*: Cboe Canada Holdings, ULC
   Address: Suite 2600, Three Bentall Centre
   595 Burrard Street, Vancouver BC V7X 1L3 Canada

2. *Form of organization*: Unlimited Liability Corporation

3. *Name of state, statute under which organized and date of incorporation*:
   Incorporated under the Business Corporation Act on April 22, 2020.

4. *Brief description of nature and extent of affiliation*: Hanweck Associates Limited
   is a subsidiary of Omicron Acquisition Corp., which is wholly-owned subsidiary
   of Bats Global Markets Holdings.

5. *Brief description of business or functions:* Cboe Canada Holdings, ULC is an
   intermediate holding company.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees
   and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Brian Schell

   Current Officer
   - Ed Tilly (President and CEO)
   - John Deters (Vice President)
   - Jill Griebenow (Vice President)
   - Jackie Hancock (Vice President and Controller)
   - Bryan Harkins (Vice President)
   - Chris Isaacson (Vice President)
   - Brian Schell (Treasurer)
   - Patrick J. Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with
    the applicant during previous year*: Not applicable.

UU. **European Central Counterparty N.V.**

1. *Name*: European Central Counterparty N.V. (aka EuroCCP)
   Address: Strawinskylaan 1847, Tower I, Level 3
   1077 XX Amsterdam, Netherlands

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*:
   Incorporated per Amsterdam statutes on February 28th, 2007.

4. *Brief description of nature and extent of affiliation*: European Central
   Counterparty N.V. was acquired by Cboe Worldwide Holdings Limited, which is
   an affiliate of the Exchange.

5. *Brief description of business or functions:* The European Central Counterparty
   N.V. was formed to provide equities clearing and settlement services throughout
   Europe

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees
   and persons performing similar functions*:

   Supervisory Board
   - John Deters
   - Dave Howson
   - Stephanie Renner
   - Clotilde Bouchet (Independent)
   - Peter Bezemer (Independent)

   Management Board
   - Cecile Nagel
   - Arnoud Siegmann

   Current Officer
   - Cecile Nagel (CEO)
   - David Hatton (Chief Technology Officer)
   - Arnoud Siegmann (Chief Risk Officer)
   - Tom Zydenbos (Chief Financial Officer)

10. *Indication of whether such business or organization ceased to be associated with
    the applicant during previous year*: Not applicable.

VV.   <u>**TriAct Canada Marketplace LP**</u>

1.   *Name*: TriAct Canada Marketplace LP
     Address: 130 King Street West, Suite 1050
     Toronto, Ontario Canada

2.   *Form of organization*: Limited Partnership

3.   *Name of state, statute under which organized and date of incorporation*:
     Incorporated under the Nova Scotia Companies Act on January 31, 2005.

4.   *Brief description of nature and extent of affiliation*: TriAct Canada Marketplace
     LP is owned by Cboe Canada Holdings, ULC, a subsidiary of Omicron
     Acquisition Corp., which is wholly-owned subsidiary of Bats Global Markets
     Holdings.

5.   *Brief description of business or functions:* The TriAct Canada Marketplace LP
     serves as an operational alternative trading system.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees
     and persons performing similar functions*:

     <u>Current Directors</u>
     • None

     <u>Current Officers</u>
     • Bryan Christopher Blake (CEO)
     • Gregory Leonard Davies (CFO)
     • David Nolan (CCO)

10. *Indication of whether such business or organization ceased to be associated with
     the applicant during previous year*: Not applicable.

WW. <u>MATCHNow GP ULC</u>

1. *Name*: MATCHNow GP ULC (f/k/a TCM Corp.)

2. *Address*: Suite 2600, Three Bentall Centre, 595 Burrard St., PO Box 49314, Vancouver, B.C., Canada

3. *Form of organization*: Unlimited Liability Company

4. *Name of state, statute under which organized and date of incorporation*: Incorporated under the British Columbia Business Corporations Act on November 4, 2020

5. *Brief description of nature and extent of affiliation*: MATCHNow GP ULC (f/k/a TCM Corp.) is owned by Cboe Canada Holdings, ULC, a subsidiary of Omicron Acquisition Corp., which is wholly-owned subsidiary of Bats Global Markets Holdings.

6. *Brief description of business or functions:* MATCHNow GP ULC (f/k/a TCM Corp.) helps support an operational alternative trading system.

7. *Copy of constitution*: Not applicable.

8. *Copy of articles of incorporation or association and amendments*: See attached.

9. *Copy of existing by-laws*: Not applicable.

10. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

    <u>Current Directors</u>
    - Bryan Christopher Blake
    - Bryan Harkins

    <u>Current Officers</u>
    - Bryan Christopher Blake (CEO)
    - Gregory Leonard Davies (CFO)
    - David Nolan (CCO)

11. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

XX. <u>**Cboe Netherlands Services Company B.V**</u>

1. *Name*: Cboe Netherlands Services Company B.V.
   Address: 1212 Gustav Mahlerlaan, 108La Amsterdam (Netherlands)

2. *Form of organization*: Besloten Vennootschap (comparable with Private Limited Liability Company)

3. *Name of state, statute under which organized and date of incorporation*: Incorporated and registered with the Dutch Chamber of Commerce on October 12, 2020.

4. *Brief description of nature and extent of affiliation*: Cboe Netherlands Services Company B.V. is a subsidiary of Cboe Worldwide Holdings Limited.

5. *Brief description of business or functions:* Cboe Netherlands Services Company B.V. business is broad; providing technical support, operational support, managerial services, and other businesses that may be ancillary or useful for the above operations.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>
   - Ruben Hilhorst
   - Dave Howson

   <u>Current Officers</u>

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

Form 1, Exhibit C Index of Attachments

- A   Bats Global Markets Holdings, Inc.
- B   Direct Edge LLC
- C   Cboe BZX Exchange, Inc.
- D   Cboe EDGA Exchange, Inc.
- E   Cboe EDGX Exchange, Inc.
- F   Cboe Exchange, Inc.
- G   Cboe C2 Exchange, Inc.
- H   Cboe Trading, Inc.
- I   Omicron Acquisition Corp.
- J   Cboe FX Holdings, LLC
- K   Cboe FX Markets, LLC
- L   Cboe FX Services, LLC
- M   Cboe FX Europe Limited
- N   Cboe FX Asia Pte. Limited
- O   Cboe Europe Limited
- P   Cboe Chi-X Europe Limited
- Q   Cboe ETF.com, Inc.
- R   IndexPubs S.A.
- S   Cboe SEF, LLC
- T   Cboe Worldwide Holdings Limited
- U   Cboe Global Markets, Inc.
- V   Cboe Futures Exchange, LLC
- W   Cboe Building Corporation
- X   Cboe, LLC
- Y   Cboe III, LLC
- Z   Cboe Bats, LLC

- AA   Cboe Livevol, LLC

- BB   Cboe UK Limited

- CC   Cboe Vest, LLC

- DD   Loan Markets, LLC

- EE   Cboe Data Services, LLC

- FF   Signal Trading Systems, LLC

- GG   Cboe Vest Group Inc.

- HH   Cboe Hong Kong Limited

- II   Cboe Silexx, LLC

- JJ   Digital Asset Benchmark Administration, LLC

- KK   CBOE Europe B.V.

- LL   Cboe Off-Exchange Services, LLC

- MM   Cboe Global Indices, LLC

- NN   Cboe Europe Indices Limited

- OO   Cboe Switzerland GmbH

- PP   Hanweck Associates, LLC

- QQ   Hanweck Associates Pte. Ltd.

- RR   Hanweck Associates Limited

- SS   Cboe Europe Indices B.B.

- TT   Cboe Canada Holdings, ULC

- UU   European Central Counterparty N.V.

- VV   TriAct Canada Marketplace LP

- WW   MATCHNow GP ULC (f/k/a TCM Corp.) (see attached)

- XX   Cboe Netherlands Services Company B.V.

WW   MATCHNow GP ULC (f/k/a TCM Corp.)



Mailing Address: Location:
PO Box 9431 Stn Prov Govt   2nd Floor - 940 Blanshard Street
Victoria BC V8W 9V3   Victoria BC
www.corporateonline.gov.bc.ca   1 877 526-1526

Cover Sheet

MATCHNOW GP ULC

Confirmation of Service

Form Filed:	Continuation Application for a BC Unlimited Liability Company
Date and Time of Filing:	November 4, 2020 04:24 PM Pacific Time
Recognition Date and Time:	Continuation into British Columbia on November 4, 2020 04:24 PM Pacific Time
Name of Company:	MATCHNOW GP ULC
Incorporation Number:	**C1273247**

A federal Business Number has been assigned to this company as noted below. [IMPORTANT: KEEP THIS FOR YOUR COMPANY RECORDS]

Business Number: **855356234BC0001**

For assistance or additional information regarding the Business Number, contact Canada Revenue Agency at 1-800-959-5525 from 8:15 a.m. to 8:00 p.m., Monday through Friday, excluding statutory holidays.

This package contains:

- Certified Copy of the Continuation Application for a BC Unlimited Liability Company

- Certified Copy of the Notice of Articles

- Certificate of Continuation

Check your documents carefully to ensure there are no errors or omissions. If errors or omissions are discovered, please contact the Corporate Registry for instructions on how to correct the errors or omissions.

The British Columbia Business Corporations Act requires all incorporated companies to file information such as annual reports, a change of address or a change of directors. For information regarding these filings, review the "Maintaining Your B.C. Company" document at www.bcregistryservices.gov.bc.ca/local/bcreg/documents/forms/reg36.pdf.

For information regarding completion of forms, contact the Corporate Registry at 1 877 526-1526.



Mailing Address:
PO Box 9431 Stn Prov Govt
Victoria BC V8W 9V3
www.corporateonline.gov.bc.ca

Location:
2nd Floor - 940 Blanshard Street
Victoria BC
1 877 526-1526

Continuation Application For a BC Unlimited Liability Company

CERTIFIED COPY
Of a Document filed with the Province of
British Columbia Registrar of Companies



CAROL PREST

FILING DETAILS:	*Continuation Application for a BC Unlimited Liability Company for:* **MATCHNOW GP ULC**
	Incorporation Number: **C1273247**
Filed Date and Time:	**November 4, 2020 04:24 PM Pacific Time**
Recognition Date and Time:	**Continued into British Columbia November 4, 2020 04:24 PM Pacific Time**

CONTINUATION APPLICATION FOR A BC UNLIMITED LIABILITY COMPANY

Name Reservation Number:

NR3979121

Name Reserved:

MATCHNOW GP ULC

PREVIOUS FOREIGN JURISDICTION INFORMATION

Identifying Number in Foreign Jurisdiction:

3097653

Name in Foreign Jurisdiction:

TCM Corp.

Date of Incorporation, Continuation, or Amalgamation in Foreign Jurisdiction:

January 31, 2005

Foreign Jurisdiction:

NOVA SCOTIA

Authorization for Continuation

The authorization for the continuation into BC from the foreign corporations jurisdiction was filed.

NOTICE OF ARTICLES

B.C. UNLIMITED LIABILITY COMPANY STATEMENT

The shareholders of this company are jointly and severally liable to satisfy the debts and liabilities of this company to the extent provided in section 51.3 of the Business Corporations Act.

Name of Company:

MATCHNOW GP ULC

REGISTERED OFFICE INFORMATION

Mailing Address:
SUITE 2600, THREE BENTALL CENTRE
595 BURRARD STREET, P.O. BOX 49314
VANCOUVER BC V7X 1L3
CANADA

Delivery Address:
SUITE 2600, THREE BENTALL CENTRE
595 BURRARD STREET, P.O. BOX 49314
VANCOUVER BC V7X 1L3
CANADA

RECORDS OFFICE INFORMATION

Mailing Address:
SUITE 2600, THREE BENTALL CENTRE
595 BURRARD STREET, P.O. BOX 49314
VANCOUVER BC V7X 1L3
CANADA

Delivery Address:
SUITE 2600, THREE BENTALL CENTRE
595 BURRARD STREET, P.O. BOX 49314
VANCOUVER BC V7X 1L3
CANADA

DIRECTOR INFORMATION

Last Name, First Name, Middle Name:
Blake, Bryan

Mailing Address:
222 BAY STREET, SUITE 2605, P.O. BOX 33
TORONTO ON M5K 1B7
CANADA

Delivery Address:
222 BAY STREET, SUITE 2605, P.O. BOX 33
TORONTO ON M5K 1B7
CANADA

Last Name, First Name, Middle Name:
Harkins, Bryan

Mailing Address:
222 BAY STREET, SUITE 2605, P.O. BOX 33
TORONTO ON M5K 1B7
CANADA

Delivery Address:
222 BAY STREET, SUITE 2605, P.O. BOX 33
TORONTO ON M5K 1B7
CANADA

AUTHORIZED SHARE STRUCTURE

1. 100,000,000   Common Shares   Without Par Value

Without Special Rights or
Restrictions attached

- -



Mailing Address:	Location:
PO Box 9431 Stn Prov Govt	2nd Floor - 940 Blanshard Street
Victoria BC V8W 9V3	Victoria BC
www.corporateonline.gov.bc.ca	1 877 526-1526

Notice of Articles

BUSINESS CORPORATIONS ACT



CAROL PREST

This Notice of Articles was issued by the Registrar on: November 4, 2020 04:24 PM Pacific Time

Incorporation Number: **C1273247**

Recognition Date and Time: Continued into British Columbia on November 4, 2020 04:24 PM Pacific Time

---

NOTICE OF ARTICLES

B.C. UNLIMITED LIABILITY COMPANY STATEMENT

The shareholders of this company are jointly and severally liable to satisfy the debts and liabilities of this company to the extent provided in section 51.3 of the Business Corporations Act.

Name of Company:

MATCHNOW GP ULC

REGISTERED OFFICE INFORMATION

Mailing Address:	**Delivery Address:**
SUITE 2600, THREE BENTALL CENTRE	SUITE 2600, THREE BENTALL CENTRE
595 BURRARD STREET, P.O. BOX 49314	595 BURRARD STREET, P.O. BOX 49314
VANCOUVER BC V7X 1L3	VANCOUVER BC V7X 1L3
CANADA	CANADA

RECORDS OFFICE INFORMATION

Mailing Address:	**Delivery Address:**
SUITE 2600, THREE BENTALL CENTRE	SUITE 2600, THREE BENTALL CENTRE
595 BURRARD STREET, P.O. BOX 49314	595 BURRARD STREET, P.O. BOX 49314
VANCOUVER BC V7X 1L3	VANCOUVER BC V7X 1L3
CANADA	CANADA

DIRECTOR INFORMATION

Last Name, First Name, Middle Name:
Blake, Bryan

Mailing Address:	**Delivery Address:**
222 BAY STREET, SUITE 2605, P.O. BOX 33 TORONTO ON M5K 1B7 CANADA	222 BAY STREET, SUITE 2605, P.O. BOX 33 TORONTO ON M5K 1B7 CANADA

Last Name, First Name, Middle Name:
Harkins, Bryan

Mailing Address:	**Delivery Address:**
222 BAY STREET, SUITE 2605, P.O. BOX 33 TORONTO ON M5K 1B7 CANADA	222 BAY STREET, SUITE 2605, P.O. BOX 33 TORONTO ON M5K 1B7 CANADA

AUTHORIZED SHARE STRUCTURE

1.   100,000,000   Common Shares   Without Par Value

                                                                                Without Special Rights or
                                                                                Restrictions attached



BRITISH
COLUMBIA

CERTIFICATE
OF
CONTINUATION

BUSINESS CORPORATIONS ACT

I Hereby Certify that TCM Corp., has continued into British Columbia from the Jurisdiction of NOVA SCOTIA, under the Business Corporations Act, with the name MATCHNOW GP ULC on November 4, 2020 at 04:24 PM Pacific Time.

Issued under my hand at Victoria, British Columbia
On November 4, 2020



CAROL PREST
Registrar of Companies
Province of British Columbia
Canada



ELECTRONIC CERTIFICATE

FORM 33-109F5
CHANGE OF REGISTRATION INFORMATION
(sections 3.1 and 4.1)

GENERAL INSTRUCTIONS

Complete and submit this form to notify the relevant regulator(s) or, in Québec, the securities regulatory authority, or self-regulatory organization (SRO) of changes to information in the following forms:

- Form 33-109F6, except for the changes set out in section 3.1 of National Instrument 33-109, or

- Form 33-109F4.

How to submit this form

To report changes to information in a Form 33-109F4, submit this form at the National Registration Database website in NRD format at www.nrd.ca.

Submit this form in a format other than NRD format to report changes to information in a:

a)   Form 33-109F6, or

b)   Form 33-109F4, if the individual is relying on the temporary hardship exemption in section 5.1 of National Instrument 31-102 *National Registration Database*.

Name of firm TriAct Canada Marketplace LP

Registration categories Investment Dealer

NRD number (firm) 21250

Item 1   Type of form

Check the form that is being updated:

☑ Form 33-109F6

If submitting changes to Form 33-109F6, please attach a blackline of the amended sections of the form.

☐ Form 33-109F4   Name of individual _____

Item 2   Details of change

Provide the item number and details for each change to the form selected above:

Item number _____   Details Please see Exhibit "A"

Effective date of change 2020/11/04
                          (YYYY/MM/DD)

Item 3   Notice of collection and use of personal information

The personal information required under this form is collected on behalf of, and used by, the securities regulatory authorities in the jurisdictions set out in Schedule A to administer and enforce certain provisions of their securities legislation or derivatives legislation or both.

The personal information required under this form is also collected by and used by the SRO set out in Schedule A to administer and enforce its by-laws, regulations, rules, rulings and policies.

By submitting this form, the individual consents to the collection by the securities regulatory authorities or applicable SRO of this personal information, and any police records, records from other government or non-governmental regulators or SROs, credit records and employment records about the individual that the securities regulatory authorities or applicable SRO may need to complete their review of the information submitted in this form relating to the individual's continued fitness for registration or approval, if applicable, in accordance with the legal authority of the securities regulatory authorities while the individual is registered with or approved by it. Securities regulatory authorities or SROs may contact government and private bodies or agencies, individuals, corporations and other organizations for information about the individual.

If you have any questions about the collection and use of this information, contact the securities regulatory authorities or applicable SRO in any jurisdiction in which the required information is submitted. See Schedule A for details. In Québec, you can also contact the Commission d'accès à l'information at 1-888-528-7741 or visit its website at www.cai.gouv.qc.ca.

Item 4   Warning

It is an offence under securities legislation and derivatives legislation, including commodity futures legislation, to give false or misleading information on this form.

Item 5   Certification

1. **Use the following certification when submitting this form in NRD format when making changes to Form 33-109F4**

I confirm I have discussed the questions in this form with an officer, branch manager or supervisor of my sponsoring firm. To the best of my knowledge and belief, the officer, branch manager or supervisor was satisfied that I fully understood the questions. I will limit my activities to those permitted by my category of registration.

☐   I am making this submission as agent for the individual identified in this form. By checking this box, I certify that the individual provided me with all of the information on this form.

2. **Use the following certification when submitting this form in a format other than NRD format when making changes to Form 33-109F6**

By signing below I certify to each regulator or, in Québec, the securities regulatory authority, in each jurisdiction where I am submitting this form, either directly or through the principal regulator, that:

- I have read this form and understand the questions, and

- all of the information provided on this form is true, and complete.

Name of authorized signing officer or partner Bryan Blake

Title of authorized signing officer or partner Chief Executive Officer (Ultimate Designated Person)

Signature of authorized signing officer or partner _(signature)_

Date signed 2020/11/12
      (YYYY/MM/DD)

3. **Use the following certification when submitting this form in a format other than NRD format under the temporary hardship exemption in section 5.1 of NI 31-102 *National Registration Database* when making changes to Form 33-109F4**

By signing below, I certify to the regulator or, in Québec, the securities regulatory authority, in each jurisdiction where I am submitting this form, either directly or through the principal regulator, that:

- I have read this form and understand the questions; and

- all of the information provided on this form is true and complete.

Signature of Individual _____

Date signed _____
      (YYYY/MM/DD)

Exhibit "A"

We have updated Items 3.11 and 3.12 of the firm's Form 33-109F6, as shown in the revised clean and blackline versions attached hereto.

Item 3.11

TRIACT CANADA MARKETPLACE LP

ORGANIZATION CHART



Board of Directors of MATCHNow GP ULC,
General Partner of TriAct Canada Marketplace LP

Bryan Blake – Director (Industry)
Bryan Harkins – Director (Non-Industry)
See Note below

Bryan Blake
Chief Executive Officer
Registration Categories:
Ultimate Designated Person
Supervisor

David Nolan
Chief Compliance Officer
Registration Categories:
Chief Compliance Officer
Dealing Representative

Greg Davies
Chief Financial Officer
Registration Categories:
Chief Financial Officer,
Supervisor

Steven Flaming
Vice President, Sales
Registration Category:
Dealing Representative

Vince Poil
Product Development
Registration Category:
None

Walter Raposo
Asst VP, Trade Support
Analyst, Operations
Registration Category:
None

<u>Note</u>: Mr. Blake and Mr. Harkins have been elected as Directors of MATCHNow GP ULC, the general partner of TriAct Canada Marketplace LP. For regulatory purposes, Mr. Blake is approved as a Director (Industry) and Mr. Harkins is approved as a Director (Non-Industry) of TriAct Canada Marketplace LP.

Item 3.12

Cboe Entities

- Cboe Global Markets, Inc.:
    - Jurisdiction of incorporation: Delaware
    Address of Principal Executive Offices: 400 South LaSalle Street, Chicago, Illinois, U.S.A.
    Principal business: Exchange holding company

- Cboe Exchange, Inc.:
    - Jurisdiction of incorporation: Delaware
    Address of Principal Executive Offices: 400 South LaSalle Street, Chicago, Illinois, U.S.A.
    Principal business: U.S. securities exchange

- Cboe C2 Exchange, Inc.:
    - Jurisdiction of incorporation: Delaware
    Address of Principal Executive Offices: 400 South LaSalle Street, Chicago, Illinois, U.S.A.
    Principal business: U.S. securities exchange

- Cboe Futures Exchange, LLC:
    - Jurisdiction of incorporation: Delaware
    Address of Principal Executive Offices: 400 South LaSalle Street, Chicago, Illinois, U.S.A.
    Principal business: U.S. futures exchange

- Cboe Bats, LLC:
    - Jurisdiction of incorporation: Delaware
    Address of Principal Executive Offices: 400 South LaSalle Street, Chicago, Illinois, U.S.A.
    Principal business: Intermediate holding company

- Bats Global Markets Holdings, Inc.:
    - Jurisdiction of incorporation: Delaware
    Address of Principal Executive Offices: 400 South LaSalle Street, Chicago, Illinois, U.S.A.
    Principal business: Intermediate holding company

- Direct Edge ECN LLC:
    - Jurisdiction of incorporation: Delaware
    Address of Principal Executive Offices: 400 South LaSalle Street, Chicago, Illinois, U.S.A.
    Principal business: Intermediate holding company

- Omicron Acquisition Corp.:
    - Jurisdiction of incorporation: Delaware
    Address of Principal Executive Offices: 400 South LaSalle Street, Chicago, Illinois, U.S.A.
    Principal business: Intermediate holding company

- Cboe BZX Exchange, Inc.:
    - Jurisdiction of incorporation: Delaware
    Address of Principal Executive Offices: 400 South LaSalle Street, Chicago, Illinois, U.S.A.
    Principal business: U.S. securities exchange

- Cboe BYX Exchange, Inc.:
    - Jurisdiction of incorporation: Delaware
    Address of Principal Executive Offices: 400 South LaSalle Street, Chicago, Illinois, U.S.A.
    Principal business: U.S. securities exchange

- Cboe Trading, Inc.:
    - Jurisdiction of incorporation: Delaware
    Address of Principal Executive Offices: 400 South LaSalle Street, Chicago, Illinois, U.S.A.
    Principal business: U.S. broker-dealer entity

- Cboe FX Holdings, LLC:
    - Jurisdiction of incorporation: Delaware
    Address of Principal Executive Offices: 400 South LaSalle Street, Chicago, Illinois, U.S.A.
    Principal business: Intermediate holding company

- Cboe EDGX Exchange, Inc.:
    - Jurisdiction of incorporation: Delaware
    Address of Principal Executive Offices: 400 South LaSalle Street, Chicago, Illinois, U.S.A.
    Principal business: U.S. securities exchange

- Cboe EDGA Exchange, Inc.:
    - Jurisdiction of incorporation: Delaware
    Address of Principal Executive Offices: 400 South LaSalle Street, Chicago, Illinois, U.S.A.
    Principal business: U.S. securities exchange

- Cboe SEF, LLC:
    - Jurisdiction of incorporation: Delaware
    Address of Principal Executive Offices: 400 South LaSalle Street, Chicago, Illinois, U.S.A.
    Principal business: U.S. swap execution facility

- Cboe Canada Holdings, ULC:
    - Jurisdiction of incorporation: British Columbia
    Address of Principal Executive Offices: Suite 2600, Three Bentall Centre, 595 Burrard St., PO Box 49314, Vancouver, B.C., Canada
    Principal business: Intermediate holding company

- MATCHNow GP ULC:
    - Jurisdiction of incorporation: British Columbia
    Address of Principal Executive Offices: Suite 2600, Three Bentall Centre, 595 Burrard St., PO Box 49314, Vancouver, B.C., Canada
    Principal business: Holding company